Kinsale Capital Group, Inc.
2221 Edward Holland Drive, Suite 600
Richmond, VA 23230

May 10, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Suzanne Hayes Assistant Director

Re:	Kinsale Capital Group, Inc. Registration Statement on Form S-1 File No. 333-217754

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Kinsale Capital Group, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. Eastern Time on May 11, 2017 or as soon thereafter as practicable

We request that we be notified of such effectiveness by a telephone call to Dwight S. Yoo at (212) 735-2573 and that such effectiveness also be confirmed in writing.

Very truly yours,

KINSALE CAPITAL GROUP, INC.

By:	/s/ Michael P. Kehoe
Name:	Michael P. Kehoe
Title:	President, Chief Executive Officer and Director

cc:	Dwight S. Yoo, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036